UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

China Customer Relations Centers, Inc.

(Name of the Issuer)

China Customer Relations Centers, Inc.

Taiying Group Ltd.

Taiying International Inc.

Zhili Wang

TAISHANBPO1 Holdings Limited

Debao Wang

TAISHANBPO2 Holdings Limited

Guoan Xu

TAISHANBPO3 Holdings Limited

Qingmao Zhang

TAISHANBPO4 Holdings Limited

Long Lin

TAISHANBPO5 Holdings Limited

Wilstein Limited

Jishan Sun

TAISHANBPO6 Holdings Limited

Telecare Global Services Limited

Yipeng Wang

Harford Equity Limited

Ruixiu Wang

Sainsberry Limited

Qiaolin Wang

Yan Lyu

Xianghui Li

Ning Zou

Singeton Management Limited

Liping Gao

Yuxiang Qi

Yanli Xu

(Names of Persons Filing Statement)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

G2118P102

(CUSIP Number)

China Customer Relations Centers, Inc.

1366 Zhongtianmen Dajie, Xinghuo
Science and Technology Park,
High-tech Zone, Taian City,
Shandong Province, 271000,

People’s Republic of China

Tel: +86-538-691-8899

	Taiying Group Ltd. c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-538-691-8899	Taiying International Inc. c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-538-691-8899

Zhili Wang TAISHANBPO1 Holdings Limited c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-538-691-8899	Debao Wang TAISHANBPO2 Holdings Limited c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-538-691-8899	Guoan Xu TAISHANBPO3 Holdings Limited c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-538-691-8899

Qingmao Zhang TAISHANBPO4 Holdings Limited c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-13356699369	Long Lin TAISHANBPO5 Holdings Limited Wilstein Limited c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-15168890909	Jishan Sun TAISHANBPO6 Holdings Limited Telecare Global Services Limited c/o Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands Tel: +86-13954887826

Yipeng Wang Harford Equity Limited c/o Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahé, Republic of Seychelles Tel: +86-18864809789	Ruixiu Wang Sainsberry Limited c/o Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahé, Republic of Seychelles Tel: +86-18864809789	Qiaolin Wang No.3 Row 15, Nanmei Village, Meicun Town, Fangzi District, Weifang City, Shandong Province, 261000, People’s Republic of China Tel: +86-15168890909

Yan Lyu 6-3-102 Yinchen Community, Feiyue Dadao, Lichen District, Jinan City, Shandong Province, 250100, People’s Republic of China Tel: +86-13685312525	Xianghui Li No.344 Xiangzhaozhuang Town, Xiajin County, Dezhou City, Shandong Province, 253200, People’s Republic of China Tel: +86-13685312525	Ning Zou Singeton Management Limited Flat/RM A 12/F, Kiu Fu Commercial Building, 300 Lockhart Road, Wanchai, Hong Kong Tel: +86-13954887826

Liping Gao Gate 1 No.242 Diyingzi Tun, Xingshugang Village, Hong Guang District, Daqing City, Heilongjiang Province, 163000, People’s Republic of China Tel: +86-13954887826	Yuxiang Qi Room 2702, Building 3, Huamao Center, No. 89 Jianguo Road, Chaoyang District, Beijing, 100020 People’s Republic of China Tel: +86-18905381726	Yanli Xu Room 2606, Building 7, Huamao Center, No. 89 Jianguo Road, Chaoyang District, Beijing, 100020 People’s Republic of China Tel: +86-18905381726

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Stephanie Tang, Esq. Hogan Lovells 11th Floor, One Pacific Place 88 Queensway, Admiralty Hong Kong Tel: +852-2219-0888	Wei Gao Commerce & Finance Law Offices 10/F, Tower 1, Jiang An Kerry Centre 1515 West Nanjing Road, Shanghai People’s Republic of China Tel: +86-21-6019-2693

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$34,477,586	$3,761.50

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment of $6.50 per share for the 5,304,244 issued and outstanding shares of the issuer subject to the transaction (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, issued on August 26, 2020, was calculated by multiplying the Transaction Valuation by 0.0001091.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,761.50	Form or Registration No.: Schedule 13E-3 (File No. 005-89862)

Filing Party: China Customer Relations Centers, Inc., Taiying Group Ltd., Taiying International Inc., Zhili Wang, TAISHANBPO1 Holdings Limited, Debao Wang, TAISHANBPO2 Holdings Limited, Guoan Xu, TAISHANBPO3 Holdings Limited, Qingmao Zhang, TAISHANBPO4 Holdings Limited, Long Lin, TAISHANBPO5 Holdings Limited, Wilstein Limited, Jishan Sun, TAISHANBPO6 Holdings Limited, Telecare Global Services Limited, Yipeng Wang, Harford Equity Limited, Ruixiu Wang, Sainsberry Limited, Qiaolin Wang, Yan Lyu, Xianghui Li, Ning Zou, Singeton Management Limited, Liping Gao, Yuxiang Qi, Yanli Xu

Date Filed: March 17, 2021

i

Neither the SEC nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Customer Relations Centers, Inc., a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), the issuer of the shares, par value $0.001 per share (each, a “Share”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Taiying Group Ltd., a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (c) Taiying International Inc., a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (“Merger Sub”); (d) Mr. Zhili Wang, the founder, chairman of the board of directors of the Company (the “Board”) and chief executive officer of the Company (the “Chairman”), (e) Mr. Debao Wang, a director and chief financial officer of the Company; (f) Mr. Guoan Xu, a director and vice president of the Company; (g) Mr. Qingmao Zhang; (h) Mr. Long Lin; (i) Mr. Jishan Sun; (j) TAISHANBPO1 Holdings Limited, a BVI business company with limited liability and wholly-owned by the Chairman (“TAISHANBPO1”); (k) TAISHANBPO2 Holdings Limited, a BVI business company with limited liability and wholly-owned by Mr. Debao Wang (“TAISHANBPO2”); (l) TAISHANBPO3 Holdings Limited, a BVI business company with limited liability and wholly-owned by Mr. Guoan Xu (“TAISHANBPO3”); (m) TAISHANBPO4 Holdings Limited, a BVI business company with limited liability and wholly-owned by Mr. Qingmao Zhang (“TAISHANBPO4”); (n) TAISHANBPO5 Holdings Limited, a BVI business company with limited liability and wholly-owned by Mr. Long Lin (“TAISHANBPO5”); (o) TAISHANBPO6 Holdings Limited, a BVI business company with limited liability and wholly-owned by Mr. Jishan Sun (“TAISHANBPO6”); (p) Harford Equity Limited, an international business company incorporated in the Republic of Seychelles beneficially owned by Mr. Yipeng Wang; (q) Sainsberry Limited, an international business company incorporated in the Republic of Seychelles beneficially owned by Mr. Ruixiu Wang; (r) Mr. Qiaolin Wang; (s) Ms. Yan Lyu; (t) Mr. Xianghui Li; (u) Singeton Management Limited, a private company with limited liability incorporated in Hong Kong beneficially owned by Ms. Ning Zou; (v) Mr. Liping Gao; (w) Ms. Yuxiang Qi; (x) Ms. Yanli Xu; (y) Mr. Yipeng Wang; (z) Mr. Ruixiu Wang; (aa) Ms. Ning Zou; (bb) Wilstein Limited, an international business company incorporated in the Republic of Seychelles beneficially owned by Mr. Lin Long; and (cc) Telecare Global Services Limited, a BVI business company beneficially owned by Mr. Jishan Sun. Filing Persons (b) through (cc) are collectively referred to herein as the “Buyer Group”. Filing persons (d) through (i), and (p) through (cc) are collectively referred to as the “Rollover Shareholders”. The Chairman, Mr. Debao Wang, Mr. Guoan Xu, Mr. Qingmao Zhang, Mr. Long Lin and Mr. Jishan Sun are collectively referred to as the “Guarantors”.

This Transaction Statement relates to the agreement and plan of merger dated as of March 12, 2021, among Parent, Merger Sub and the Company (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”) in accordance with the British Virgin Islands Business Companies Act (as amended, the “BVI Business Companies Act”), with the Company continuing as the surviving company (the “surviving company”) after the merger as a wholly-owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On June 18, 2021, at 9:00 a.m. (Beijing Time), an extraordinary general meeting of the shareholders of the Company was held at the Company’s office at 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, 271000, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Exhibit A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger, and authorized each of the members of the Special Committee of the board of directors of the Company to do all things necessary to give effect to the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger.

On July 6, 2021 (British Virgin Islands Time), the Company and Merger Sub filed the plan of merger with the Registrar of Corporate Affairs of the British Virgin Islands, pursuant to which the merger became effective on July 6, 2021. As a result of the merger, the Company ceased to be a publicly-traded company and became wholly-owned by Parent.

At the effective time of the merger (the “Effective Time”), each Share, issued and outstanding immediately prior to the Effective Time, other than (a) Shares beneficially owned by the Rollover Shareholders (the “Rollover Shares”), (b) Shares owned by Parent, Merger Sub, the Company (as treasury, if any) or any of their respective subsidiaries immediately prior to the Effective Time, (c) Shares reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of company share awards immediately prior to the Effective Time, (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the BVI Business Companies Act (the “Dissenting Shares”) (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), has been cancelled in exchange for the right to receive $6.50 in cash per Share without interest and net of any applicable withholding taxes. Each of the Excluded Shares other than Dissenting Shares has been cancelled for no consideration. Each of the Dissenting Shares has been cancelled and each holder thereof is entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the BVI Business Companies Act.

In addition, at the Effective Time, the Company terminated the Company’s 2018 Share Incentive Plan (the “Share Incentive Plan”) and any relevant award agreements entered into under the Share Incentive Plan.

As a result of the merger, the Shares will no longer be listed on any securities exchange or quotation system, including the Nasdaq Capital Market (“NASDAQ”). On July 6, 2021, at the Company’s request, NASDAQ filed a Form 25 with the SEC notifying the SEC of the delisting of its Shares on the NASDAQ and the deregistration of the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 16	Exhibits

(a)-(1)*	Proxy Statement of the Company dated May 20, 2021 (the “proxy statement”).

(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)*	Proxy Card, incorporated herein by reference to Annex E to the proxy statement.

(a)-(4)*	Press Release issued by the Company, dated March 12, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 12, 2021.

(a)-(5)*	Annual Report on Form 20-F for the year ended December 31, 2020 of the Company, filed with the SEC on May 17, 2021 and incorporated herein by reference.

(a)-(6)*	Press Release issued by the Company, dated June 18, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on June 18, 2021.

(a)-(7)*	Press Release issued by the Company, dated July 6, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on July 6, 2021.

(b)-(1)*	Debt Commitment Letter, dated March 11, 2021, issued by China Merchants Bank Co., Ltd. in favor of Parent (incorporated herein by reference to Exhibit 99.6 to the Schedule 13D Amendment filed by the Rollover Shareholders on March 12, 2021).

(c)-(1)*	Opinion of Houlihan Lokey (China) Limited, dated March 12, 2021, incorporated herein by reference to Annex B to the proxy statement.

(c)-(2)*	Preliminary Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated March 2, 2021.

(c)-(3)*	Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated March 12, 2021.

(d)-(1)*	Agreement and Plan of Merger, dated as of March 12, 2021, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)*	Rollover and Support Agreement, dated March 12, 2021, by and among Parent and the Rollover Shareholders (incorporated herein by reference to Annex F of the proxy statement).

(d)-(3)*	Limited Guarantee, dated March 12, 2021, by the Guarantors in favor of the Company (incorporated herein by reference to Annex G of the proxy statement).

(d)-(4)*	Consortium Agreement, dated November 27, 2020, by and among the Guarantors, TAISHANBPO1, TAISHANBPO2, TAISHANBPO3, TAISHANBPO4, TAISHANBPO5 and TAISHANBPO6 (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by the Chairman, Mr. Debao Wang and Mr. Qingmao Zhang on December 7, 2020).

(d)-(5)*	Termination Agreement to the Consortium Agreement, dated March 11, 2021, by and among the Guarantors, TAISHANBPO1, TAISHANBPO2, TAISHANBPO3, TAISHANBPO4, TAISHANBPO5 and TAISHANBPO6 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D Amendment filed by the Rollover Shareholders on March 12, 2021).

(d)-(6)*	Consortium Agreement, dated March 11, 2021, by and among the Guarantors, TAISHANBPO1, TAISHANBPO2, TAISHANBPO3, TAISHANBPO4, TAISHANBPO5, TAISHANBPO6, Mr. Yipeng Wang, Mr. Ruixiu Wang, Mr. Qiaolin Wang, Ms. Yan Lyu, Mr. Xianghui Li, Ms. Ning Zou, Mr. Liping Gao, Ms. Yuxiang Qi and Ms. Yanli Xu (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D Amendment filed by the Rollover Shareholders on March 12, 2021).

(f)-(1)*	Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.

(f)-(2)*	Section 179 of the BVI Business Companies Act, as amended, incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

* Previously filed

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2021

China Customer Relations Centers, Inc.

By:	/s/ Tianjun Zhang
Name: Tianjun Zhang
Title: Chairman of the Special Committee

Taiying Group Ltd.

By:	/s/ Zhili Wang
Name: Zhili Wang
Title: Director

Taiying International Inc.

By:	/s/ Zhili Wang
Name: Zhili Wang
Title: Director

Zhili Wang

/s/ Zhili Wang

TAISHANBPO1 Holdings Limited

By:	/s/ Zhili Wang
Name: Zhili Wang
Title: Director

Debao Wang

/s/ Debao Wang

TAISHANBPO2 Holdings Limited

By:	/s/ Debao Wang
Name: Debao Wang
Title: Director

Guoan Xu

/s/ Guoan Xu

TAISHANBPO3 Holdings Limited

By:	/s/ Guoan Xu
Name: Guoan Xu
Title: Director

Qingmao Zhang

/s/ Qingmao Zhang

TAISHANBPO4 Holdings Limited

By:	/s/ Qingmao Zhang
Name: Qingmao Zhang
Title: Director

Long Lin

/s/ Long Lin

TAISHANBPO5 Holdings Limited

By:	/s/ Long Lin
Name: Long Lin
Title: Director

Wilstein Limited

By:	/s/ Long Lin
Name: Long Lin
Title: Director

Jishan Sun

/s/ Jishan Sun

TAISHANBPO6 Holdings Limited

By:	/s/ Jishan Sun
Name: Jishan Sun
Title: Director

Telecare Global Services Limited

By:	/s/ Jishan Sun
Name: Jishan Sun
Title: Director

Yipeng Wang

/s/ Yipeng Wang

Harford Equity Limited

By:	/s/ Yipeng Wang
Name: Yipeng Wang
Title: Director

Ruixiu Wang

/s/ Ruixiu Wang

Sainsberry Limited

By:	/s/ Ruixiu Wang
Name: Ruixiu Wang
Title: Director

Qiaolin Wang

/s/ Qiaolin Wang

Yan Lyu

/s/ Yan Lyu

Xianghui Li

/s/ Xianghui Li

Ning Zou

/s/ Ning Zou

Singeton Management Limited

By:	/s/ Ning Zou
Name: Ning Zou
Title: Director

Liping Gao

/s/ Liping Gao

Yuxiang Qi

/s/ Yuxiang Qi

Yanli Xu

/s/ Yanli Xu

Exhibit Index

(a)-(1)*	Proxy Statement of the Company dated _May 20, 2021 (the “proxy statement”).

(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)*	Proxy Card, incorporated herein by reference to Annex E to the proxy statement.

(a)-(4)*	Press Release issued by the Company, dated March 12, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 12, 2021.

(a)-(5)*	Annual Report on Form 20-F for the year ended December 31, 2020 of the Company, filed with the SEC on May 17, 2021 and incorporated herein by reference.

(a)-(6)*	Press Release issued by the Company, dated June 18, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on June 18, 2021.

(a)-(7)*	Press Release issued by the Company, dated July 6, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on July 6, 2021.

(b)-(1)*	Debt Commitment Letter, dated March 11, 2021, issued by China Merchants Bank Co., Ltd. in favor of Parent (incorporated herein by reference to Exhibit 99.6 to the Schedule 13D Amendment filed by the Rollover Shareholders on March 12, 2021).

(c)-(1)*	Opinion of Houlihan Lokey (China) Limited, dated March 12, 2021, incorporated herein by reference to Annex B to the proxy statement.

(c)-(2)*	Preliminary Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated March 2, 2021.

(c)-(3)*	Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated March 12, 2021.

(d)-(1)*	Agreement and Plan of Merger, dated as of March 12, 2021, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)*	Rollover and Support Agreement, dated March 12, 2021, by and among Parent, and the Rollover Shareholders (incorporated herein by reference to Annex F of the proxy statement).

(d)-(3)*	Limited Guarantee, dated March 12, 2021, by the Guarantors in favor of the Company (incorporated herein by reference to Annex G of the proxy statement).

(d)-(4)*	Consortium Agreement, dated November 27, 2020, by and among the Guarantors, TAISHANBPO1, TAISHANBPO2, TAISHANBPO3, TAISHANBPO4, TAISHANBPO5 and TAISHANBPO6 (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by the Chairman, Mr. Debao Wang and Mr. Qingmao Zhang on December 7, 2020).

(d)-(5)*	Termination Agreement to the Consortium Agreement, dated March 11, 2021, by and among the Guarantors, TAISHANBPO1, TAISHANBPO2, TAISHANBPO3, TAISHANBPO4, TAISHANBPO5 and TAISHANBPO6 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D Amendment filed by the Rollover Shareholders on March 12, 2021).

(d)-(6)*	Consortium Agreement, dated March 11, 2021, by and among the Guarantors, TAISHANBPO1, TAISHANBPO2, TAISHANBPO3, TAISHANBPO4, TAISHANBPO5, TAISHANBPO6, Mr. Yipeng Wang, Mr. Ruixiu Wang, Mr. Qiaolin Wang, Ms. Yan Lyu, Mr. Xianghui Li, Ms. Ning Zou, Mr. Liping Gao, Ms. Yuxiang Qi and Ms. Yanli Xu (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D Amendment filed by the Rollover Shareholders on March 12, 2021).

(f)-(1)*	Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.

(f)-(2)*	Section 179 of the BVI Business Companies Act, as amended, incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed